Federated Fixed Income Securities, Inc.

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 20, 2009

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED FIXED INCOME SECURITIES, INC. (“Registrant”)
Federated Municipal Ultrashort Fund (“Fund”)
1933 Act File No.                                           33-43472
1940 Act File No.                                           811-6447
Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 50 submitted via EDGAR on September 25, 2009.  Under separate cover, we will fax to you a blacklined copy of the revisions noted below.

Summary Section Disclosure Comments

1.
Investment Objective:  In accordance with your comment, Federated will delete from the Item 3 disclosure the following sentence: "While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

2.	Additional Heading: In accordance with your comment, Federated will delete the following heading: "Additional Summary Information".

3.	Purchase and Sale of Fund Shares: In accordance with your comment, Federated will delete from the Item 6 disclosure the following two sentences:

"You buy and redeem shares at the Fund's next-determined net asset value (NAV) after the Fund receives your request in good order."

"Financial intermediaries may impose higher or lower minimum investment requirements than those imposed by the Fund and may also charge fees for their Share transaction services."

Summary Section Fee Table Comments

4.
Introductory Paragraph:  In accordance with your comment, Federated will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

5.
"Annual Fund Operating Expenses" Heading:  In accordance with your comment, Federated will delete the following parenthetical after the “Annual Fund Operating Expenses” heading:  “Before Waivers and Reduction)"

6.
Footnotes:  In accordance with your comment, Federated will limit the information disclosed to the requirements of Instruction 3(e) of Item 3 of Form N-1A.  Specifically, Federated will delete footnote disclosure about past voluntary waivers, and disclose the period for which a waiver will continue, including the termination date and who can terminate the arrangement and under which circumstances.  In response to your comment, Federated also confirms that the Fund has no acquired fund expenses.

7.
Example:  In accordance with your comment, under the heading “Example,” Federated will delete the phrase “before waivers” in the second paragraph, in the sentence beginning "The Example also assumes . . .."

Summary Section Bar Chart and Total Return Table Comments

8.
Main Intro Paragraph:  In accordance with your comment, pursuant to Item 4(b)(2)(i) of Form N-1A, Federated will modify the sentence beginning “The Fund’s performance will fluctuate …” to remove the word “guarantee” so that it reads as follows:

“The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

9.
Average Annual Total Return Intro Paragraph:  In accordance with your comment, under the heading “Average Annual Total Return Table,” Federated will limit the disclosure by modifying this paragraph to remove non-required disclosure, but Federated will retain the following sentence:  “Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.”  In accordance with your comment, Federated also will move required disclosure from footnote 4 to the Average Annual Total Return Table and place it into the paragraph under the heading “Average Annual Total Return Table.”  As revised, this paragraph will read as follows in the Class A Share prospectus:

“In addition to Return Before Taxes, Return After Taxes is shown for the Fund’s Class A Shares to illustrate the effect of federal taxes of Fund returns.  Actual after-tax returns depend on each investor’s personal tax situation, and are likely to differ from those shown.  After-tax returns are calculated using a standard set of assumptions.  The stated returns assume the highest historical federal income and capital gains tax rates.  These after-tax returns do not reflect the effect of any applicable state and local taxes.  After tax returns are not relevant to investors holding Shares through tax-deferred programs, such as IRA or 401(k) plans.”

10.	Average Annual Total Return Table: In accordance with your comment, Federated will revise the Average Annual Return Table and shorten or limit the footnote disclosure. Specifically, Federated will:
•	Write out the names of the index and the average, rather than use acronyms.
•	Next to the index name, add the following parenthetical: “(reflects no deduction for fees, expenses or taxes)”.
•	Eliminate footnote 3 and include any information formerly in footnote 3 that was not already disclosed (i.e., start of performance date) in a parenthetical in the table.
•
Eliminate footnote 4 and place the required disclosure in the text under the heading “Average Annual Total Return Table,” delete the two sentences beginning “Return After Taxes on Distributions . . . “ and ending “. . . as well as the effects of taxes on Fund distributions” and retain in the introductory paragraph the text that reads:  “actual after-tax returns depend on an investor’s tax situation and may differ from those shown,” and “after-tax returns shown are not relevant to investors holding Shares through tax-deferred programs, such as 401(k) plans or individual retirement accounts.”

In response to your comment, Federated believes the Lipper Tax-Exempt Money Market Funds Classification Average is an appropriate for the Fund because, as an ultrashort fund, the Fund competes against money market funds.

Fund Specific Comments

11. Fund Name:  In response to your comment, the Fund’s prospectus discloses that the Fund “seeks to maintain a low degree of Share price fluctuation by generally limiting the Fund’s dollar-weighted average portfolio duration to one year or less.”  The Fund’s prospectus also discloses that the Fund may invest in short-term securities with maturities greater than one year, and in “securities with maturities greater than three years, subject to the Fund generally limiting the Fund’s dollar-weighted average portfolio duration to one year or less.”  The fund's name and disclosure are consistent with the Morningstar definition for the "ultrashort" bond fund category, which generally includes funds with an average duration or an average effective maturity of less than one year.  The Fund’s dollar-weighted average portfolio duration as of the end of its last fiscal year (i.e., September 30, 2009) was 0.61 years and the Fund’s dollar-weighted average portfolio duration over its last fiscal year was 0.72 years.  Accordingly, Federated believes that the Fund’s name is consistent with how the Fund is managed.

12.
What are the Fund's Main Investment Strategies?  In response to your comment, Federated will revise the last sentence to briefly describe the derivatives in which the Fund may invest.  The revised sentence will read as follows:

“The Fund may invest in derivative contracts (such as, for example, futures contracts, option contracts and swap contracts) to implement its strategies as more fully described herein."

13.
What are the Main Risks of Investing in the Fund?  In response to your comment, please note that the Fund does not employ leverage as a discrete element of its investment strategy; rather, "Leverage Risks" are disclosed because they are to some extent inherent in certain of the Fund’s permissible investments (for example, in derivative contracts), and thus (per Item 9(c) of Form N-1A) are possible risks to which the Fund's portfolio as a whole may be subject.

14.	What are the Fund's Investment Strategies? In response to your comments:

•
Consistent with Item 9(a) of Form N-1A, the first sentence in the section entitled “What are the Fund’s Investment Strategies?” is an accurate reflection of the Fund’s fundamental investment objective and does not require a statement that it is fundamental and may only be changed with shareholder approval. Item 9(a) only requires, if applicable, a statement that “those objectives may be changed without shareholder approval.”

•	We will add the following example to the third paragraph in the section entitled “What are the Fund’s Investment Strategies?”, which describes duration:

“The following illustrative example is intended to demonstrate the effect that “duration” may have on a mutual fund portfolio.  Assume that a mutual fund’s dollar weighted average duration is one year at a particular point in time, and that a relevant interest rate on that same date was 1.0%, then: (a) if interest rates rise to 1.5% over a 12-month period, the mutual fund’s net asset value (NAV) theoretically would decline by 0.50%; and (b) if interest rates decline to 0.5% over a 12-month period, the mutual fund’s NAV theoretically would increase by 0.50%.  The foregoing example is based on the understanding that duration generally represents the potential change in value given a 100 basis point (1.00%) change in a relevant interest rate, and assumes that all relevant factors (e.g., dollar-weighted average duration, portfolio securities and structure, and other factors that could affect the value of a mutual fund), other than interest rates, remain the same.”

15.
Who Manages the Fund?  In response to your comment, Federated will add the following sentence as the final sentence in the paragraph that describes the collective experience of the Fund's Adviser and other advisory subsidiaries of Federated:

“The Adviser advises approximately 109 fixed income and money market mutual funds as well as a variety of customized separately managed accounts, which totaled approximately $312 billion in assets as of December 31, 2008.”

If you have any questions, please do not hesitate to contact me at (412) 288-6340.

Very truly yours,

/s/ Seana N. Banks
Seana N. Banks
Paralegal